Exhibit 99.1

Materialise reports second quarter and half-year 2026 results

Regulated information1

LEUVEN, Belgium--(BUSINESS WIRE)—August 27, 2026 -- Materialise NV (Euronext & NASDAQ:MTLS), a global leader in 3D-printed medical devices and software, and a pioneer in additive manufacturing software and services, today announced its financial results for the second quarter and the six months ended June 30, 2026.

Highlights – Second Quarter 2026

•	Total revenue increased by 8.1% to 70,073 kEUR for the second quarter of 2026 compared to 64,831 kEUR for the corresponding 2025 period.
•	Adjusted EBITDA increased by 15.7% to 9,593 kEUR for the second quarter of 2026 compared to 8,288 kEUR for the second quarter of 2025.
•	Adjusted EBIT increased by 26.9% to 3,880 kEUR for the second quarter of 2026 from 3,058 kEUR for the second quarter of 2025.
•	Net profit for the second quarter of 2026 amounted to 3,331 kEUR, or 0.06 EUR per diluted share, compared to net profit of 199 kEUR, or 0.00 EUR per diluted share, for the corresponding 2025 period.
•	The net cash position at quarter end was 74,214 kEUR, 1,388 kEUR higher compared to the net cash position as of March 31, 2026 while 2,903 kEUR was invested in share buybacks, underscoring continued strong operational cash generation.

Highlights – Half-Year 2026

•	Driven by a strong 9.6% growth in our Materialise Medical segment, total revenue increased by 3.9% to 136,349 kEUR for the first half of 2026 compared to 131,210 kEUR for the first half of 2025.
•	Gross profit as a percentage of revenue for the first half of 2026 was 57.0%, compared to 56.8% for the first half of 2025.
•	Adjusted EBITDA increased by 22.2% to 17,642 kEUR for the first half of 2026 compared to 14,434 kEUR for the first half of 2025. Adjusted EBIT increased by 71.4% to 6,351 kEUR for the first half of 2026 from 3,703 kEUR for the first half of 2025.
•	Net profit for the first half of 2026 amounted to 5,152 kEUR, or 0.09 EUR per diluted share, compared to a net loss of (337) kEUR, or (0.01) EUR per diluted share, for the first half of 2025.
•	Total cash reserves amounted to 133,735 kEUR at the end of the first half of 2026. The net cash position increased by 3,409 kEUR during the first half of 2026, while 5,212 kEUR was invested in share buybacks.

CEO Brigitte de Vet-Veithen commented, “In the second quarter of 2026, Materialise delivered strong financial results with consolidated revenue exceeding EUR 70 million, up 8% year over year. Double-digit revenue growth in our Materialise Medical segment was complemented by renewed growth in our Manufacturing segment driven by strong performance in our aerospace & defense focus markets. Combined with disciplined cost management and focused execution, this revenue growth translated into a significant improvement in operational and bottomline profitability. Our net cash position further strengthened supported by consistent operating cash flow while we continued the execution of our share buyback program.

We also made meaningful progress against our strategic priorities during the quarter. Our Materialise Software segment launched its new CO-AM offerings, we completed the previously announced divestitures of our RapidFit and Eyewear business lines, and we invested in Replasia to further expand our personalized hip care portfolio. These actions reflect our commitment to sharpening our focus, strengthening our leadership in high-value applications, and building the foundation for sustainable long-term growth. With a strong balance sheet, Materialise is well positioned to capture further opportunities ahead and to create lasting value for customers, patients, partners, and shareholders.”

Second quarter 2026 Results

Total revenue for the second quarter of 2026 increased by 8.1% to 70,073 kEUR from 64,831 kEUR for the second quarter of 2025. Adjusted EBIT increased by 26.9% to 3,880 kEUR for the second quarter of 2026 compared to 3,058 kEUR for the 2025 period. The Adjusted EBIT margin (Adjusted EBIT divided by total revenue) for the second quarter of 2026 was 5.5%, compared to 4.7% for the second quarter of 2025. Adjusted EBITDA for the second quarter of 2026 increased by 15.7% to 9,593 kEUR compared to 8,288 kEUR for the 2025 period.

Revenue from our Materialise Medical segment increased 12.2% to 36,873 kEUR for the second quarter of 2026 compared to 32,850 kEUR for the same period in 2025. Segment Adjusted EBITDA increased 7.7% to 11,553 kEUR for the second quarter of 2026 compared to 10,728 kEUR, while the segment Adjusted EBITDA margin was 31.3% compared to 32.7% for the second quarter of 2025.

1        The enclosed information constitutes regulated information as defined in the Belgian Royal Decree of 14 November 2007 regarding the duties of issuers of financial instruments which have been admitted for trading on a regulated market.

Revenue from our Materialise Software segment decreased 2.7% to 9,601 kEUR for the second quarter of 2026 from 9,872 kEUR for the same quarter last year. Segment Adjusted EBITDA decreased to 981 kEUR from 1,373 kEUR, while the segment Adjusted EBITDA margin was 10.2% compared to 13.9% for the prior-year period.

Revenue from our Materialise Manufacturing segment increased 6.7% to 23,597 kEUR for the second quarter of 2026 from 22,109 kEUR for the second quarter of 2025. Segment Adjusted EBITDA improved to (285) kEUR compared to (807) kEUR for the same period in 2025, while the segment Adjusted EBITDA margin was (1.2)% compared to (3.6)% for the second quarter of 2025.

Gross profit increased 5.3% to 39,776 kEUR for the second quarter of 2026 compared to 37,778 kEUR for the same period last year, while gross profit as a percentage of revenue ended at 56.8% compared to 58.3% for the second quarter of 2025.

Research and development (“R&D”), sales and marketing (“S&M”), and general and administrative (“G&A”) expenses increased, in the aggregate, by 3.9% to 37,758 kEUR for the second quarter of 2026 from 36,334 kEUR for the second quarter of 2025.

Net other operating income was 766 kEUR compared to 1,286 kEUR for the second quarter of 2025. Net operating income in the second quarter of 2026 includes non-recurring charges of 689 kEUR from the impairment of tangible and intangible assets related to the transfer of the Eyewear assets.

Operating result remained fairly stable at 2,785 kEUR compared to 2,730 kEUR for the second quarter of 2025, while net financial result was 242 kEUR, compared to (3,052) kEUR for the second quarter of 2025. The latter being significantly impacted by unfavorable foreign exchange results.

The second quarter of 2026 contained net tax benefits of 304 kEUR, compared to net tax benefits of 521 kEUR in the second quarter of 2025.

As a result of the above, net profit for the second quarter of 2026 increased sharply to 3,331 kEUR, compared to 199 kEUR for the same period in 2025.

Cash flow from operating activities for the second quarter of 2026 amounted to 8,146 kEUR compared to (27) kEUR for the same period in 2025. Total cash used for capital expenditures for the second quarter of 2026 amounted to 1,975 kEUR and free cash flow after operating and investing activities was 5,625 kEUR.

Half-Year 2026 Results

Total revenue for the first half of 2026 increased by 3.9% to 136,349 kEUR, compared to 131,210 kEUR for the same period in 2025. Adjusted EBIT for the first half of 2026 increased by 71.4% to 6,351 kEUR, up from 3,703 kEUR for the corresponding period in 2025. The Adjusted EBIT margin (Adjusted EBIT divided by total revenue) for the first half of 2026 increased to 4.7%, compared to 2.8% for the same period in 2025. Adjusted EBITDA for the first half of 2026 increased by 22.2% to 17,642 kEUR, compared to 14,434 kEUR for the same period in 2025.

Revenue from our Materialise Medical segment increased by 9.6% to 70,039 kEUR for the first half of 2026, compared to 63,928 kEUR for the same period in 2025. The segment’s Adjusted EBITDA increased by 5.1% to 20,787 kEUR from 19,775 kEUR. The segment’s Adjusted EBITDA margin ended at 29.7% in the first half of 2026 compared to 30.9% for the first half of 2025.

Revenue from our Materialise Software segment decreased 2.1% to 19,242 kEUR for the first half of 2026 compared to 19,647 kEUR for the same period in 2025. The segment’s Adjusted EBITDA increased by 6.7% to 2,103 kEUR from 1,971 kEUR. The segment’s Adjusted EBITDA margin improved to 10.9% in the first half of 2026, compared to 10.0% in the first half of 2025.

Revenue from our Materialise Manufacturing segment decreased 1.2% to 47,067 kEUR for the first half of 2026 from 47,635 kEUR for the first half of 2025. The segment’s Adjusted EBITDA improved to (4) kEUR compared to (1,185) kEUR. The segment’s Adjusted EBITDA margin was (0.0)% in the first half of 2026, compared to (2.5)% in the first half of 2025.

Consolidated gross profit increased 4.3% to 77,670 kEUR from 74,502 kEUR in last year’s first half. Gross profit as a percentage of revenue increased to 57.0%, compared to 56.8% in the first half of 2025.

Research and development (“R&D”) expenses increased by 7.4% to 24,203 kEUR in the first half of 2026 reflecting higher investments in our Materialise Medical and Software segments. Other operational expenses, including sales and marketing ("S&M") and general and administrative ("G&A") expenses, remained stable in aggregate at 50,268 kEUR for the first half of 2026, compared to 50,311 kEUR for the first half of 2025.

Net other operating income was 1,676 kEUR compared to 1,646 kEUR for the first half of 2025.

Operating result increased to 4,875 kEUR for the first half of 2026 compared to 3,303 kEUR in the same period of the prior year.

Net financial result amounted to 634 kEUR, compared to (3,927) kEUR for the first half of 2025.

Income taxes amounted to (358) kEUR compared to 287 kEUR for the first half of 2025.

As a result, net profit amounted to 5,152 kEUR for the first half of 2026 compared to a net loss of (337) kEUR in the first half of 2025.

Cash flow from operating activities for the first half of 2026 increased to 15,060 kEUR compared to 9,686 kEUR for the first half of 2025. Total capital expenditures for the first half of 2026 amounted to 3,445 kEUR compared to 6,561 kEUR for the first half of 2025. Free cash flow, after operating and investing activities, for the first half of 2026 amounted to 11,368 kEUR.

At June 30, 2026, we held cash and cash equivalents of 133,735 kEUR compared to 133,918 kEUR at December 31, 2025. Gross debt decreased to 59,521 kEUR, compared to 63,113 kEUR at December 31, 2025. As a result, our net cash position increased by 3,409 kEUR to 74,214 kEUR compared to 70,805 kEUR as of December 31, 2025. At the end of the second quarter of 2026 Materialise had bought back 1,070,797 own shares for a total amount (excluding transaction cost) of 5,212 kEUR (6,091 kUSD) under its previously announced share buy-back program.

Net shareholders' equity at June 30, 2026 increased to 256,268 kEUR compared to 255,482 kEUR at December 31, 2025.

On August 27, 2026, Materialise released its 2026 Half-Year Report providing further insights in its operational and financial performance over the first half of 2026. This report is now also available on our Investor Relations website under the reports section. The timing of our second quarter financial results update was intentionally aligned with the public release of the 2026 Half-Year report.

2026 Guidance

Mrs. de Vet-Veithen concluded,“Our solid first-half year performance reinforces our confidence in delivering on the financial targets we set for 2026. The strategic actions we are taking to sharpen our portfolio and the targeted investments we are making across our three segments are enhancing operational performance and positioning Materialise for profitable growth. Accordingly, we are reaffirming our full-year 2026 revenue guidance of 273,000 to 283,000 kEUR, fully absorbing the unfavorable revenue impact of the RapidFit and Eyewear divestments. At the same time we are increasing our full-year Adjusted EBIT guidance to a range of 12,000 to 14,000 kEUR from a previously communicated range of 10,000 to 12,000 kEUR, reflecting the strength of our execution and our continued discipline in managing costs and capital.”

Non-IFRS Measures

Materialise uses EBIT, EBITDA, Adjusted EBIT and Adjusted EBITDA as supplemental financial measures of its financial performance, including for purposes of monitoring compliance with financial covenants, supporting discussions with financing institutions, and meeting reporting requirements to our banks. EBIT is calculated as net profit plus income taxes, financial expenses (less financial income) and shares of profit or loss in a joint venture. EBITDA is calculated as net profit plus income taxes, financial expenses (less financial income), shares of profit or loss in a joint venture and depreciation and amortization. Adjusted EBIT and Adjusted EBITDA are determined by adding to EBIT and EBITDA, respectively (i) share-based compensation expenses, (ii) acquisition expenses related to business combinations or divestiture-related expenses, (iii) impairments and revaluation of fair value due to business combinations and (iv) costs incurred in relation to corporate initiatives, restructurings or reorganizations that are of a non-recurring nature. Management believes these non-IFRS measures to be important measures as they exclude the effects of items which primarily reflect the impact of financing decisions and, in the case of EBITDA and Adjusted EBITDA, long term investment, rather than the performance of the company’s day-to-day operations. The company also uses segment Adjusted EBITDA and segment Adjusted EBITDA margin to evaluate the performance of its three business segments. As compared to net profit, these measures are limited in that they do not reflect the cash requirements necessary to service interest or principal payments on the company’s indebtedness and, in the case of EBITDA and Adjusted EBITDA, these measures are further limited in that they do not reflect the periodic costs of certain capitalized tangible and intangible assets used in generating revenues in the company’s business, or the changes associated with impairments. Management evaluates such items through other financial measures such as financial expenses, capital expenditures and cash flow provided by operating activities. The company believes that these measurements are useful to measure a company’s ability to grow or as a valuation measurement. The company’s calculation of EBIT, EBITDA, Adjusted EBIT and Adjusted EBITDA may not be comparable to similarly titled measures reported by other companies. EBIT, EBITDA, Adjusted EBIT and Adjusted EBITDA should not be considered as alternatives to net profit or any other performance measure derived in accordance with IFRS. The company’s presentation of EBIT, EBITDA, Adjusted EBIT and Adjusted EBITDA should not be construed to imply that its future results will be unaffected by unusual or non-recurring items.

Exchange Rate

This document contains translations of certain euro amounts into U.S. dollars at specified rates solely for the convenience of readers. Unless otherwise noted, all translations from euros to U.S. dollars in this document were made at a rate of EUR 1.00 to USD 1.1394, the reference rate of the European Central Bank on June 30, 2026.

Conference Call and Webcast

Materialise will hold a conference call and simultaneous webcast to discuss its second quarter and half-year financial results of 2026 on Thursday, August 27, 2026, at 8:30 a.m. ET/2:30 p.m. CET. Company participants on the call will include Brigitte de Vet-Veithen, Chief Executive Officer and Koen Berges, Chief Financial Officer. A question-and-answer session will follow management’s remarks.

To access the call by phone, please click the link below at least 15 minutes prior to the scheduled start time and you will be provided with dial-in details. Participants can choose to dial in or receive a call to connect to Materialise’s conference call.

•	https://register-conf.media-server.com/register/BI1b662511962140febfa1a767c86a06ee

The conference call will also be broadcast live over the Internet with an accompanying slide presentation, which can be accessed on the company’s website at http://investors.materialise.com. The webcast of the conference call will be archived on the company's website for one year.

About Materialise

Materialise NV incorporates more than three decades of 3D printing experience into a range of software solutions and 3D printing services that empower sustainable 3D printing applications. Our open, secure, and innovative end-to-end solutions enable flexible industrial manufacturing and mass personalization in various industries — including healthcare, automotive, aerospace, art and design, wearables, and consumer goods. Headquartered in Belgium and with branches worldwide, Materialise NV combines the largest group of software developers in the industry with one of the world's largest and most complete 3D printing facilities. For additional information, please visit: www.materialise.com.

Cautionary Statement on Forward-Looking Statements

This press release contains forward-looking statements within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended, regarding, among other things, our intentions, beliefs, assumptions, projections, outlook, analyses or current expectations, plans, objectives, strategies and prospects, both financial and business, including statements concerning, among other things, our estimates for the current fiscal year’s revenue and Adjusted EBIT, our results of operations, cash needs, capital expenditures, expenses, financial condition, liquidity, prospects, divestitures, growth and strategies (including how our business, results of operations and financial condition could be impacted by the current armed geopolitical conflicts around the world and governmental responses thereto, inflation, increased labor, energy and materials costs), policy changes resulting from the U.S. presidential administration, changes in tariffs and trade restrictions, and the trends and competition that may affect the markets, industry or us. Such statements are subject to known and unknown uncertainties and risks. When used in this press release, the words “estimate,” “expect,” “anticipate,” “project,” “plan,” “intend,” “believe,” “forecast,” “will,” “may,” “could,” “might,” “aim,” “should,” and variations of such words or similar expressions are intended to identify forward-looking statements. These forward-looking statements are based upon the expectations of management under current assumptions at the time of this press release. These expectations, beliefs and projections are expressed in good faith and the company believes there is a reasonable basis for them. However, the company cannot offer any assurance that our expectations, beliefs and projections will actually be achieved. By their nature, forward-looking statements involve risks and uncertainties because they relate to events, competitive dynamics and industry change, and depend on economic circumstances that may or may not occur in the future or may occur on longer or shorter timelines than anticipated. We caution you that forward-looking statements are not guarantees of future performance and involve known and unknown risks, uncertainties and other factors that are in some cases beyond our control. All of the forward-looking statements are subject to risks and uncertainties that may cause the company's actual results to differ materially from our expectations, including risk factors described in the company's most recent annual report on Form 20-F filed with the U.S. Securities and Exchange Commission. There are a number of risks and uncertainties that could cause the company's actual results to differ materially from the forward-looking statements contained in this press release.

The company is providing this information as of the date of this press release and does not undertake any obligation to update any forward-looking statements contained in this press release as a result of new information, future events or otherwise, unless it has obligations under the federal securities laws to update and disclose material developments related to previously disclosed information.

Consolidated income statements (Unaudited)

	for the three months ended June 30,			for the six months ended June 30,
In '000	2026	2026	2025	2026	2025
	U.S.$	€	€	€	€
Revenue	79,841	70,073	64,831	136,349	131,210
Cost of Sales	(34,520)	(30,297)	(27,053)	(58,679)	(56,708)
Gross Profit	45,321	39,776	37,778	77,670	74,502
Gross profit as % of revenue	56.8%	56.8%	58.3%	57.0%	56.8%

Research and development expenses	(14,029)	(12,312)	(11,120)	(24,203)	(22,534)
Sales and marketing expenses	(17,329)	(15,209)	(15,471)	(30,644)	(30,542)
General and administrative expenses	(11,663)	(10,236)	(9,744)	(19,623)	(19,769)
Net other operating income/(expense)	873	766	1,286	1,676	1,646
Operating profit (loss)	3,173	2,785	2,730	4,875	3,303

Financial expenses	(993)	(871)	(4,039)	(1,571)	(6,811)
Financial income	1,268	1,113	987	2,205	2,884
Profit (loss) before taxes	3,448	3,027	(322)	5,510	(624)

Income tax benefit/(expense)	347	304	521	(358)	287
Net profit (loss) for the period	3,795	3,331	199	5,152	(337)
Net profit (loss) attributable to:
The owners of the parent	3,795	3,331	199	5,152	(336)
Non-controlling interest	-	0	-	0	(2)

Earning per share attributable to owners of the parent
Basic	0.07	0.06	0.00	0.09	(0.01)
Diluted	0.07	0.06	0.00	0.09	(0.01)

Weighted average basic shares outstanding	58,310	58,310	59,067	58,586	59,067
Weighted average diluted shares outstanding	58,329	58,329	59,067	58,592	59,067

Consolidated statements of comprehensive income (Unaudited)

	for the three months ended June 30,			for the six months ended June 30,
In 000€	2026	2026	2025	2026	2025
	U.S.$	€	€	€	€
Net profit (loss) for the period	3,795	3,331	199	5,152	(337)
Other comprehensive income/(loss)
Items that are or may be reclassified subsequently to profit or loss
Exchange difference on translation of foreign operations	91	80	624	257	1,129
Exchange differences resulting from net investment in foreign operations	182	160	-	537	-
Other comprehensive income/(loss), net of taxes	273	240	624	794	1,129
Total comprehensive income/(loss), net of taxes	4,069	3,571	823	5,946	792
Total comprehensive income/(loss) attributable to:
The owners of the parent	4,071	3,573	817	5,951	785
Non-controlling interests	(2)	(2)	6	(5)	7

Consolidated statement of financial position (Unaudited)

	As of June 30,	As of December 31,
In 000€	2026	2025
Assets
Non-current assets
Goodwill	43,205	43,161
Intangible assets	23,281	25,639
Property, plant & equipment	109,776	112,854
Right-of-Use assets	5,873	5,429
Deferred tax assets	4,158	3,971
Investments in convertible loans	404	-
Investments in non-listed equity instruments	8	-
Other non-current assets	9,739	5,983
Total non-current assets	196,443	197,038
Current assets
Inventories	16,846	14,904
Trade receivables	56,173	54,938
Other current assets	14,468	15,533
Cash and cash equivalents	133,735	133,918
Assets held for sale	0	4,314
Total current assets	221,221	223,607
Total assets	417,665	420,646

	As of June 30,	As of December 31,
In 000€	2026	2025
Equity and liabilities
Equity
Share capital	4,487	4,487
Share premium	203,895	203,895
Treasury shares	(5,230)	-
Retained earnings and other reserves	53,202	47,180
Equity attributable to the owners of the parent	256,354	255,562
Non-controlling interest	(86)	(80)
Total equity	256,268	255,482
Non-current liabilities
Loans & borrowings	46,745	49,726
Lease liabilities	3,526	3,063
Deferred tax liabilities	2,467	2,660
Deferred income	16,286	17,344
Other non-current liabilities	417	486
Total non-current liabilities	69,441	73,280
Current liabilities
Loans & borrowings	6,775	7,759
Lease liabilities	2,475	2,565
Trade payables	19,382	20,125
Tax payables	934	748
Deferred income	46,267	43,523
Other current liabilities	16,122	16,362
Liabilities held for sale	0	802
Total current liabilities	91,955	91,884
Total equity and liabilities	417,665	420,646

Consolidated statement of cash flows (Unaudited)

	for the six months ended June 30,
In 000€	2026	2025
Operating activities
Net (loss) profit for the period	5,152	(337)
Non-cash and operational adjustments
Depreciation of property plant & equipment	8,097	7,448
Amortization of intangible assets	3,965	3,210
Share-based payment expense	115	117
Loss (gain) on disposal of intangible assets and property, plant & equipment	(331)	(21)
Government grants	(239)	(101)
Movement in provisions	(49)	(366)
Movement reserve for bad debt and slow moving inventory	449	271
Financial income	(2,225)	(2,876)
Financial expense	1,598	6,770
Impact of foreign currencies	(59)	(70)
Income taxes and deferred taxes	359	(295)
Working capital adjustments and income tax (paid)/received
Decrease (increase) in trade receivables and other receivables	(210)	2,093
Decrease (increase) in inventories and contracts in progress	(2,246)	(500)
Increase in trade payables and other payables	(807)	(6,278)
Income tax (paid)/received	184	(679)
Interest received	1,308	1,300
Net cash flow from operating activities	15,060	9,686

	for the six months ended June 30,
In 000€	2026	2025
Investing activities
Purchase of property, plant & equipment	(2,792)	(5,617)
Purchase of intangible assets	(654)	(944)
Proceeds from the sale of property, plant & equipment & intangible assets	409	233
Cash transferred out upon divestment	(488)	-
Investments in associates and joint ventures	(8)	-
Convertible loan to third party	(400)	-
Capital government grants received	240	2,640
Net cash flow used in investing activities	(3,692)	(3,688)
Financing activities
Proceeds from loans & borrowings	-	20,000
Repayment of loans & borrowings	(3,951)	(6,860)
Repayment of leases	(1,917)	(1,544)
Interest paid	(978)	(621)
Other financial income (expense), net	18	(1,300)
Repurchase of treasury shares	(5,230)	-
Net cash flow from (used in) financing activities	(12,058)	9,676
Net increase/(decrease) of cash & cash equivalents	(690)	15,673
Cash & Cash equivalents at the beginning of the year	133,918	102,304
Exchange rate differences on cash & cash equivalents	507	(913)
Cash & cash equivalents at end of the period	133,735	117,064

Reconciliation of Net Profit (Loss) to EBITDA and Adjusted EBITDA (Unaudited)

	for the three months ended June 30,		for the six months ended June 30,
In 000€	2026	2025	2026	2025
Net profit (loss) for the period	3,331	199	5,152	(337)
Income taxes	(304)	(521)	358	(287)
Financial expenses	871	4,039	1,571	6,811
Financial income	(1,113)	(987)	(2,205)	(2,884)
Depreciation and amortization	5,712	5,230	11,291	10,731
EBITDA	8,497	7,960	16,167	14,034
Share-based compensation expense (1)	59	45	115	117
Restructuring and corporate initiatives (2)	178	283	435	283
Impairments (3)	689	-	756	-
Divestitures-related expenses (4)	169	-	169	-
Adjusted EBITDA	9,593	8,288	17,642	14,434

(1) Share-based compensation expense represents the cost of equity-settled and share-based payments to employees.

(2) Non-recurring costs related to corporate initiatives, restructurings or reorganizations.

(3) Impairments represent the impairment of tangible and intangible assets of RapidFit NV and Eyewear resulting from the transfer of the assets to their respective management teams.

(4) Divestitures-related expenses represent fees and costs in connection with the divestitures of RapidFit and Eyewear.

Reconciliation of Net Profit (Loss) to EBIT and Adjusted EBIT (Unaudited)

	for the three months ended June 30,		for the six months ended June 30,
In 000€	2026	2025	2026	2025
Net profit (loss) for the period	3,331	199	5,152	(337)
Income taxes	(304)	(521)	358	(287)
Financial expenses	871	4,039	1,571	6,811
Financial income	(1,113)	(987)	(2,205)	(2,884)
EBIT	2,785	2,730	4,876	3,303
Share-based compensation expense (1)	59	45	115	117
Restructuring and corporate initiatives (2)	178	283	435	283
Impairments (3)	689	-	756	-
Divestitures-related expenses (4)	169	-	169	-
Adjusted EBIT	3,880	3,058	6,351	3,703

(1) Share-based compensation expense represents the cost of equity-settled and share-based payments to employees.

(2) Non-recurring costs related to corporate initiatives, restructurings or reorganizations.

(3) Impairments represent the impairment of tangible and intangible assets of RapidFit NV and Eyewear resulting from the transfer of the assets to their respective management teams.

(4) Divestitures-related expenses represent fees and costs in connection with the divestitures of RapidFit and Eyewear.

Segment P&L (Unaudited)

In 000€	Materialise Medical	Materialise Software	Materialise Manufacturing	Total segments	Unallocated (1)	Consolidated
For the three months ended June 30, 2026
Revenues	36,873	9,601	23,597	70,071	2	70,073
Segment (adj) EBITDA	11,553	981	(285)	12,248	(2,656)	9,593
Segment (adj) EBITDA %	31.3%	10.2%	-1.2%	17.5%		13.7%
For the three months ended June 30, 2025
Revenues	32,850	9,872	22,109	64,831	(0)	64,831
Segment (adj) EBITDA	10,728	1,373	(807)	11,294	(3,005)	8,288
Segment (adj) EBITDA %	32.7%	13.9%	-3.6%	17.4%		12.8%

In 000€	Materialise Medical	Materialise Software	Materialise Manufacturing	Total segments	Unallocated (1)	Consolidated
For the six months ended June 30, 2026
Revenues	70,039	19,242	47,067	136,347	2	136,349
Segment (adj) EBITDA	20,787	2,103	(4)	22,886	(5,245)	17,642
Segment (adj) EBITDA %	29.7%	10.9%	0.0%	16.8%		12.9%
For the six months ended June 30, 2025
Revenues	63,928	19,647	47,635	131,210	(0)	131,210
Segment (adj) EBITDA	19,775	1,971	(1,185)	20,561	(6,127)	14,434
Segment (adj) EBITDA %	30.9%	10.0%	-2.5%	15.7%		11.0%

(1)  Unallocated segment adjusted EBITDA consists of corporate research and development and corporate other operating income (expense), and the added share-based compensation expenses, acquisition expenses related to business combinations or divestiture-related expenses, impairments and revaluation of fair value of business combinations and non-recurring costs related to corporate initiatives, restructurings and reorganizations that are included in Adjusted EBITDA and that are not allocated to the reporting segments .

Reconciliation of Net Profit (Loss) to Segment adjusted EBITDA (Unaudited)

	for the three months ended June 30,		for the six months ended June 30,
In 000€	2026	2025	2026	2025
Net profit (loss) for the period	3,331	199	5,152	(337)
Income taxes	(304)	(521)	358	(287)
Financial expenses	871	4,039	1,571	6,811
Financial income	(1,113)	(987)	(2,205)	(2,884)
Operating (loss) profit	2,785	2,730	4,876	3,303
Depreciation and amortization	5,712	5,230	11,291	10,731
Corporate research and development	935	1,070	1,813	2,100
Corporate headquarter costs	3,219	2,895	6,215	5,747
Other operating income (expense)	(1,151)	(810)	(2,125)	(1,498)
Impairments (1)	689	-	756	-
Segment restructuring and reorganization (2)	59	178	59	178
Segment adjusted EBITDA	12,248	11,294	22,886	20,561

(1) Impairments represent the impairment of tangible and intangible assets of RapidFit NV and Eyewear resulting from the transfer of the assets to their respective management teams.

(2) Costs related to restructuring activities and organizational changes within specific reported business segments, including personnel-related and other associated expenses.